UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

Fiscal Year 2025 Earnings Release and Supplemental Investor Presentation

On April 21, 2026, the Company issued a press release announcing its unaudited financial results for the fiscal year ended December 31, 2025 (the “Earnings Release”). The Earnings Release discusses, among other things, the Company’s record revenue, positive Adjusted EBITDA, and the continued development of its Bitcoin treasury strategy, including that the Company held approximately 2,383 BTC as of April 21, 2026.

The Earnings Release is being furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The Company has also prepared a FY25 Supplemental Investor Presentation, dated April 2026, which provides additional information regarding the Company’s financial and operating performance and its Bitcoin treasury activities; such presentation is being furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

The Earnings Release and the FY25 Supplemental Investor Presentation will also be made available on the Investor Relations section of the Company’s website at https://ir.ddc.xyz.

DDC Treasury Intelligence Platform – AI Operating System for Bitcoin Treasury

On April 21, 2026, the Company issued a press release announcing the launch of the DDC Treasury Intelligence Platform, a purpose-built, AI-driven operating system for managing the Company’s Bitcoin treasury (the “AI Platform Release”). As described in the AI Platform Release, the DDC Treasury Intelligence Platform is being built in partnership with Appnovation, utilizes advanced large language models from multiple leading providers, and is designed to support management’s judgment by improving the quality, consistency, and speed of treasury analysis within clearly defined governance parameters.

The AI Platform Release is being furnished as Exhibit 99.3 to this Report on Form 6-K and is incorporated herein by reference.

Share Issuance in Connection with Agreements

As previously disclosed in a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2026, the Company entered into a subscription agreement (the “Satoshi Subscription Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Satoshi Strategic Investments Limited (“Satoshi”) on December 30, 2025. Pursuant to the Satoshi Subscription Agreement and Registration Rights Agreement, upon receipt of conversion notices from Satoshi respectively on March 25, 2026 and April 8, 2026, the Company has converted its 16,000,000 newly issued senior convertible preferred shares (the “Preferred Shares”) at $3.30 per share, resulting in an issuance of 9,924,598 Class A ordinary shares of the Company to Satoshi.

In connection with the conversions under the Satoshi Subscription Agreement and Registration Rights Agreement, the Company and Satoshi have entered into Lock-Up Letter Agreements, pursuant to which the Class A ordinary shares held by Satoshi are subject to a one-year lock-up period commencing on the respective conversion dates.

As previously disclosed in a Form 6-K filed with the SEC on March 20, 2026, the Company entered into a subscription agreement (the “Bristol Point Subscription Agreement”) and a Lock-Up Letter Agreement (the “Lock-Up Agreement”) with Bristol Point Investment Limited (“Bristol Point”) on March 19, 2026. Pursuant to the Bristol Point Subscription Agreement and the Lock-Up Agreement, the Company is to issue 5,627,871 Class A ordinary shares of the Company at $2.49 per share to Bristol Point.

Updated Share Count

As of the date hereof, there are 44,275,474 Class A ordinary shares issued and outstanding.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, closing of the sale and purchase of the shares pursuant to the Subscription Agreement are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy; performance of any joint ventures; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: April 21, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earnings Release
99.2	FY25 Supplemental Investor Presentation
99.3	AI Platform Release

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